UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
WolfPack Systems, Inc

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Maryland

Date of organization
February 23, 2017

Physical address of issuer
1 Research Ct, Suite 450, Rockville, MD 20850

Website of issuer
www.wolfpack.run

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,318.64	$944.04
Cash & Cash Equivalents	$1,318.64	$875.33
Accounts Receivable	$0.00	$68.71
Short-term Debt	$15,360.11	$13,814.11
Long-term Debt	$61,250.00	$61,250.00
Revenues/Sales	$3,199.94	$6,468.39
Cost of Goods Sold	$962.37	$1,626.81
Taxes Paid	$300.00	$300.00
Net Income	-$1,471.40	-$33,617.29

FORM C-AR

WolfPack Systems, Inc



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by WolfPack Systems, Inc, a Maryland Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.wolfpack.run no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 03-29-2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Contents

SUMMARY 6
   The Business 6
RISK FACTORS 6
   Risks Related to the Company's Business and Industry 6
BUSINESS 17
   Description of the Business 17
   Business Plan 17
   History of the Business 17
   The Company's Products and/or Services 17
   Competition 19
   Supply Chain and Customer Base 20
   Intellectual Property 21
   Governmental/Regulatory Approval and Compliance 22
   Litigation 23
   Other 23
DIRECTORS, OFFICERS AND EMPLOYEES 23
   Directors 23
   Officers of the Company 23
   Employees 24
CAPITALIZATION AND OWNERSHIP 24
   Capitalization 24
   Ownership 25
FINANCIAL INFORMATION 25
   Operations 25
   Liquidity and Capital Resources 27
   Capital Expenditures and Other Obligations 28
   Material Changes and Other Information 28
   Trends and Uncertainties 28
   Restrictions on Transfer 28
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 28
   Related Person Transactions 28
   Conflicts of Interest 29
OTHER INFORMATION 29
   Bad Actor Disclosure 29
EXHIBITS 31
    EXHIBIT A 32

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

WolfPack Systems, Inc (the "Company") is a Maryland Corporation, formed on February 23, 2017.

The Company is located at 1 Research Ct, Suite 450, Rockville, MD 20850.

The Company's website is www.wolfpack.run.

The information available on or through our website is not a part of this Form C-AR.

The Business

WolfPack is a SaaS (Software as a Service) solution accessed through a mobile app that provides an integrated experience for travelling in groups. The app allows a single user to invite fellow riders to join their Pack and organize a group run at a specified time and date. Once on a ride all riders experience an on-ride navigation interface that provides real-time updates on rider position and allows for basic, yet safe and easy communications. We generate revenue through "Premium" subscription in which users pay a monthly or yearly fee for using the app. We also provide a SaaS based offering to tour operators called "WolfPack Central". WolfPack Central gives a tour operator organization integrated group and travel management capability. Through the power of WolfPack, tour operators can manage their members or customers, travel groups, and create their own library of routes and experiences - all from a single portal.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Maryland on February 24, 2017. Accordingly, we have a limited operating history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems. expenses, difficulties, complications, and delays frequently encountered in connect ion with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risk s. expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay product launches or marketing efforts which may materially harm our business, financial condition and results of operations.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The development and commercialization of our product is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve market acceptance and our ability to generate meaningful additional revenues from our products.

The development and commercialization of our products is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial. technical and human resources than we have and superior expertise
in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative

arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Our operations depend upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in technology will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depend upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in technology will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to enroll in subscription-based programs, and register on our app.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, and personally identifiable information of our customers, in our data centers and on our networks. The secure maintenance of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Jonathan Chashper who is the President, CEO and Director of the Company. The Company has or intends to enter into an employment agreement with Jonathan Chashper although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Jonathan Chashper or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party platforms and service providers for the use of our products.
In 2017. the following platforms were utilized:

Service Provider: Apple - iTunes Application Store

Service: Used for distributing the WolfPack app to Apple iPhone users

% of such service: 50.0%

Service Provider: Google - Play Store

Service: Used for distributing the WolfPack app to Android users

% of such service: 50.0%

Service Provider: Google Maps

Service: Used for providing maps and turn by turn navigation for WolfPack Users

% of such service: 50.0%

Service Provider: Amazon Web Services (AWS)

Service: Provides the network and computer needs for the WolfPack Back end

% of such service: 100.0%

If any of these service providers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with service providers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such service providers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with service providers are terminable by either party on short notice for any reason. Although we believe our relationships with these key service providers are good, they could change their strategies as a result ofa change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key service provider becoming financially distressed.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results

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of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company intends to use the proceeds from the Offering for Marketing and R&D working capital.
Yet the Company has ultimate discretion to use the proceeds as it sees fit. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may chose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Jonathan Chashper in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Jonathan Chashper dies or becomes disabled, the Company will not receive any compensation to assist with his absence. The loss of Mr. Chashper could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages,

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disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other

difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Seasonal fluctuations may have an effect on our business.
Seasonal fluctuations may affect our business. Becuase the app is marketed towards motor cycle rides, the weather can impact the motivation to ride and use the app. It is anticipated that the app will be used more frequently during the warmer months while the colder months may see a decrease in subscriptions or use.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the service providers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as

greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through iOS and Google App stores as well as affiliated resellers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Carriers providing cellular network service for iPhone and Android phones typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

WolfPack is a SaaS (Software as a Service) solution accessed through a mobile app that provides an integrated experience for travelling in groups. The app allows a single user to invite fellow riders to join their Pack and organize a group run at a specified time and date. Once on a ride all riders experience an on-ride navigation interface that provides real-time updates on rider position and allows for basic, yet safe and easy communications. We generate revenue through "Premium" subscription in which users pay a monthly or yearly fee for using the app. We also provide a SaaS based offering to tour operators called "WolfPack Central". WolfPack Central gives a tour operator organization integrated group and travel management capability. Through the power of WolfPack, tour operators can manage their members or customers, travel groups, and create their own library of routes and experiences - all from a single portal.

Business Plan

Will attach a detailed business plan as an exhibit to the Form C.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
WolfPack Mobile Application (iOS and Android)	WolfPack App runs on iOS and Android and allows the user the ability to quickly enhance their group riding experience. From their account, the user is able to organize their own WolfPacks and plan out "runs" - routes for group travel. WolfPack integrates the Google Maps navigation interface with improvements: the ability to simply communicate with fellow group riders and a geofence that notifies riders if they have strayed away from the group.	We are addressing 11,000,000 motorcycle riders in the US alone, and 113,000,000 riders worldwide, WoldPack™ is positioned to provide its application through the use of a device we all have, the Mobile Phone. We specifically target Cruisers, Touring and Roadster riders but, nothing prevents other types of motorcycles, or even bikes and cars from using WolfPack.
WolfPack Central	WolfPack Central gives a tour operator organization integrated group and travel management capability. Through the power of WolfPack, tour operators can manage their members or customers, travel groups, and create their own library of routes and experiences - all from a single portal.	We are addressing Tour Operators, primarily in the US but, as a SaaS platform we are open to Tour Operators World Wide.

As we are focusing on motorcycle riders, one of the key opportunities is to build an ecosystems for our riders, thus increasing the "stickiness" and usability of the WolfPack system and apps. For that, we have joined affiliation programs and created partnerships with other actors in the motorcycle space, increasing the value of using the application. Market: We are addressing 11,000,000 motorcycle riders in the US alone, and 113,000,000 riders worldwide, WoldPack™ is positioned to provide its application through the use of a device we all have, the Mobile Phone. We specifically target Cruisers, Touring and Roadster riders but, nothing prevents other types of motorcycles, or even bikes and cars from using WolfPack. === On the R&D Side, with the proceeds from the offering, we are looking to complete the offering of WolfPack and bring a new, revolutionary solution to businesses that focusing on Motorcycle rentals and self guided tours, through the WolfPack Tour Operators System. The development of this solution did not start yet, as it also depends on a successful funding round. With this new solution, we are looking to revolutionize the business of Self Guided Motorcycle tours. Here is our vision: Self guided motorcycle tours have existed from the very early days of motorcycle riding, always done the same way: Customers select a motorcycle, receive a map (if you are lucky, it will have a GPS fitted). The route for each day of their tour is on the map, (or GPS) and off they go, on their own or with a group of friends. But, as a vendor, there are two distinct challenges when providing a rider with a very expensive bike: 1. How to recommend great, rider inspired, routes that can be easily followed by a rider unfamiliar with the area 2. Monitor/track where assets are located so operators can better plan their business, provide necessary support, etc.. As a business owner, operators have encountered related challenges as their business grows: 1. How do they make sure all renters have the route and can safely follow it, with navigation? 2. Did the renters actually follow the plan? 3. Did they make it safe to the first point? 4. Are they going to be back on time? 5. Can the operator easily communicate with them if needed? 6. How can they contact the operator, if they need help? Well, here is where WolfPack comes to play. With the (cloud based) WolfPack Tour Operators System we plan to develop, we will be able to offer tour operators the ability to: 1. Plan trips, accurately, with way-points, points of interest etc. 2. Assign those trips to the renters, immediately, with a click of a button. 3. Track the location of each one of the groups (and each rider in the group) as they go through the tour. 4. Communicate with them, safely and easily, in case they need help or the tour operator wants to highlight a particular scenic stop 5. Gain visibility about the return time for the bikes and riders so the operator can plan maintenance and schedule availability. 6. Enhance marketing through social sharing integrated into the mobile app that includes operator marketing messages. WolfPack Tour Operators system will increase renter satisfaction, vendor's visibility, quality of riding, generate a new revenue stream and streamline operations while reducing concerns by answering "Are they ok?" question, easily and immediately. We are constantly researching and developing new features for our products, which we think might appeal to our customers. This is an on going process that is part of the over-all life cycle of software development. We released WolfPack Central (our Tour Operators systems) during 2019 as well as releasing on going improvements in the current WolfPack product. During 2019 and 2020 we have performed pilots using WolfPack Central. For tour operators and event planners, WolfPack Central provides a unique solution. WolfPack allows tour operators to plan group rides, manage participation, monitor their groups as they are on the road and allows them to connect with every participant of your events. WolfPack Central allows for management of (1) customers, (2) travel groups, and (3) a library of routes and experiences - all from a single portal. WolfPack Central provides the tour operator with data that gives them further understanding of travel habits of their customers (see below) and serves as a marketing platform allowing them to market directly to their customers (see www.wolfpack.run/central). The Pilots mentioned above were performed with organizations such as American Legion, Central Texas Rally, The Suffragists Women's Motorcycle Riding Club and others planning to roll out WolfPack Central in full. Yet, with COVID hitting the Globe in 2020 our planned roll-out of WolfPack Central didn't happen. We are now planning to role it out in April 2021, at the start of the riding season.

To drive distribution, downloads and generate revenue, we have done the following: 1. Increased our activities on Facebook, specifically during H2 / 2020. Facebook (https://www.facebook.com/RunWolfpackApp): Is our main platform for user acquisition, promotions, ads and download generation. 2. Participation in Industry Events and Trade shows such as: a. Sturgis Motorcycle Rally Aug, 2021 b. MAWMR Motorcycle Rally June 2021 c. Suffragists Ride, Aug 2021 3. Performed pilots for WolfPack Central (as mentioned above) 4. Signed agreements with leading companies such as Eagle Rider (largest renter or motorcycles in the US) and Kuryakyn (leading after market reseller of motorcycle parts).

Competition

The Company's primary competitors are We view Rever (http://rever/co) as our primary competitor. .

WolfPack's principal competition falls into three main categories: 1. Mobile apps for motorcycles – these include applications which are currently available through the iOS and Android applications stores. 2. Navigation devices provided by motorcycle manufacturers where these devices come pre-installed and are hardwired and air-gapped . It is important to notice that much like in-car navigation the market has quickly shifted away from these expensive devices with purchasers unwilling to pay high prices when their personal mobile devices offer a better experience. In particular pre-installed motorcycle devices lack an internet connection: a. therefore the maps are very often outdated and require a manual process to update them; b. it is impossible to get notified about the location of the other riders in your group; and c. planning a ride, and then importing it into the GPS system on the motorcycle is a manual process which only the most tech savvy will pursue. 3. Bluetooth headsets – which serve for communication rather than navigation, come with a number of limitations including: a. Range – typically, do not work once the range between riders is more than 0.8miles b. Number of users – typically limited to 3-4 users that can communicate through the Bluetooth device c. Speed Limit - do not work when the riding speed is above 60 mph d. Interoperability – Bluetooth communication devices manufactured by different vendors do not interoperate, which makes them extremely limited when riding in groups e. Price – at about $200 a device, they are an expensive purchase for a rider The markets in which our products are sold is an early stage market, with several companies (most significant is ,as mentioned Rever) operating in it. Our products compete against somewhat similar products. We are well positioned in the industry segments and markets in which we operate, often holding a technical leadership and feature leadership position. Product quality, performance, value and Look and Feel are also important differentiating factors, in which we out perform our competition. Some competing companies, are shown below: 1. Rever - https://rever.co/ 2. Best Biking Roads (BBR) - http://www.bestbikingroads.com/ 3. EatSleepRide - https://eatsleepride.com/ 4. BikerSeason - http://www.bikerseason.com/en/ When looking at the companies mentioned above (sample list) as well as when looking into other companies, we have the following advantage: 1. Our solution is looking at Traveling through the "lens" of a group traveling, rather than single person traveling. 2. Our solutions allows easy, quick communication between travelers, in a safe, simple way. 3. Our solution provides (at a glance) overview of the relevant location of each rider in the pack, as part of the WolfPack display. 4. Our solution provides a simple, easy way to create / plan and share rides between the pack members.

Supply Chain and Customer Base

To offer our services, we are using the Apple iTunes App Store and the Google Play Store for the distribution of our applications. We are using Google Maps as the provider of the Maps and Turn by Turn navigation for WolfPack. We are using AWS - Amazon Web Services as the provider of the underlying computers and network services needed for the WolfPack's back end computing.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Apple - iTunes Application Store	Used for distributing the WolfPack app to Apple iPhone users	50.0%
Google - Play Store	Used for distributing the WolfPack app to Android users	50.0%
Google Maps	Used for providing maps and turn by turn navigation for WolfPack Users	50.0%
Amazon Web Services (AWS)	Provides the network and computer needs for the WolfPack Back end	100.0%

Our customers are individual consumers of our mobile application, WolfPack.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
62624347 (No other number is assigned as the Patent is in review)	MANAGEMENT OF GROUP AND NAVIGATION INFORMATION FOR TRAVELERS	Utility Patent for a system and methods for managing group travel and event information and communication.	January 31, 2018		USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5,367,761	CLASS 9: Computer application software for mobile phones for allowing people to navigate and travel together, namely, software for connecting, navigating, locating, tracking and organizing users who travel together	The mark consists of a design of a wolf above the stylized wording		January 2, 2018	USA
5,550,488	CLASS 9: Computer application software for mobile phones for allowing people to navigate and travel together, namely, software for connecting, navigating, locating, tracking and organizing users who travel together	The mark consists of standard characters without claim to any particular font style , size or color.	January 25, 2018	August 28, 2018	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1 Research Ct, Suite 450, Rockville, MD 20850

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Chashper

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO: Feb 2017 to date.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Manages the development team and the development of the WolfPack products. Feb 2017 to date.

Education

Ben Gurion University, Israel B.Sc in Computer Science 2004 - 2007

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Maryland law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in US.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	185,400
Voting Rights	With at least 10% ownership
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $75,064.11.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	0	$61,225.00	R&D and Marketing	June 9, 2018	Regulation CF

Ownership

The Company is a partially (more than 95%) owned subsidiary of Product Savvy Consulting, LLC

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Product Savvy Consulting, LLC	97.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

WolfPack is an early stage, initial-revenue, start-up focused on solving problems related to individuals traveling in groups. Coordinating a group travelling independently to the same destination is challenging. We have identified two key problems: communicating and staying together. When moving in a group, travelers often get disconnected, lost, or just separated, potentially resulting in dangerous behavior (such as reckless driving) as they try to reconnect with the group. Furthermore, between noise, distance between travelers, road hazards, and the need to stay focused, one-to-one communication challenging and one-to-many communication impossible. We understand that the problem we have identified is large and exists amongst many different groups of 'travelers'. We have selected the needs of motorcycle riders as the first niche to address, as we see this as the "least resistance niche" due to the nature of motorcycle traveling as: • Motorcycle riders ride often and in groups. • Motorcycle riders care about the quality of their ride. • Motorcycle riders are willing to pay for a better and safer riding experience. Once "conquering" the motorcycle niche, we plan to expand into other vertical markets. Our proprietary, patent pending technology, our experience as motorcycle riders, combined with our experience as tech entrepreneurs allowed us to create a product that is specifically tailored towards the needs of motorcycle market, of highest quality and that is tuned in with the needs of the market. WolfPack has been developed in a way that provides immediate value to riders while significantly reducing risk of accidents while riding. Moreover, use of WolfPack increases the quality of the ride and overall, reduces anxiety while riding a motorcycle. WolfPack is a cloud based, SaaS solution, deployed within the Amazon Cloud with the consumer facing mobile applications available for iOS and Android devices. WolfPack is a SaaS (Software as a Service) solution accessed through a mobile app that provides an integrated experience for travelling in groups. A single user invites fellow riders to join their 'Pack. S/he then organize a group run at a specified time and date. Once on a ride, all riders experience an on-ride navigation interface that provides real-time updates on rider position and allows for basic, yet safe and easy communications. While providing this seamless experience to the user, the WolfPack system collects trip data and makes it accessible to other WolfPack riders interested in identifying and exploring new routes. WolfPack integrates the Google Maps navigation interface with improvements: the ability to simply communicate with fellow group riders and a mobile geo-fence that notifies riders if they have strayed away from the group. The apps created by WolfPack, are responsible for generating our B2C revenues. As with any App in the App Stores (iTunes or Google Play) traction is key to success. With the millions of applications, downloads and reviews are critical for every app. To increase traction WolfPack is provided in the form of a free version, which allows users to use a somewhat limited version of WolfPack for 8 rides a year. Once those 8 rides are completed, the users have to convert to a Premium Version, or, they can no longer use the app. Should the users want to use the advanced features of WolfPack, they can convert to a Premium version at any time, without the need to complete the 8 free rides. Users that are interested in an upgrade to a Premium version are paying $5.99/m (or $59.99/year) and unlock valuable enhanced features and are able to take unlimited rides. (during our first year of operation, 2017, monthly cost was 2.99 and yearly was @19.99). To date, our average conversion rate from free to premium is, ~2% (in line with industry benchmarks). Our attrition rate (losing premium subscribers) is, on average 25% over 3 months period, while the industry standard is around 75% (we out-perform the market by about 300% in that aspect). The conversions from Free users to Premium users were the source of revenue for 2020.

The company was deeply affected by the COVID Pandemic during 2020 and had to push out the execution plans that were in place for 2020 to 2021. With that, the Company intends to achieve growth in the next 12 months by performing the following: In the B2C, our customer acquisition is done, first, by the viral nature of the mobile apps. The basic premise of the application is the "Pack" notion – where users are going on trips, with their friends as a group. For that, every user in the application is expected to invite other users to join their packs, prior to a ride, creating a viral effect which is the underpinnings of our Go-To-Market strategy. Once users are invited and join they are retained and stay engaged, as long as they are riding their motorcycles, as the application is expected to be used for the majority of the group rides. In some geographies, riding is seasonal (for example North East of the US), yet, once the riding season is live, the bikes are on the road again and the WolfPack(tm) is ready for another riding season. To drive downloads and generate revenue, we have done the following: 1. Facebook Our Facebook account (https://www.facebook.com/RunWolfpackApp) is our main platform for user acquisition, promotions, ads and download generation. Our Facebook has approx. 11000 likes and 10000 followers. Our Cost of Acquisition of approx. $2.00 per user. As mentioned above, we generate revenue from the premium subscription where we charge $5.99 a month, or $59.99 a year (depending on the user's preference). We are currently operating at a 2% conversion rate, (average in the last 6 months). We assume this to sustain at the 2% level or increase in 2021. Efforts related to securing B2B revenue to restart in 2021. With the starting of the riding season of 2021, we are planning (once funding is secured) aggressive campaigns (with monthly spending of between $10,000, to $15,000 on marketing) to not only generate subscribers but, to drive B2B revenues. On the R&D Side, we are looking to keep moving forward with our revolutionary solution to businesses that focusing on Motorcycle rentals and self guided tours, through the WolfPack Central System, increasing the barrier for competition and entry to market. The development of this solution has been complete in 2020. With this new solution, we are looking to revolutionize the business of Self Guided Motorcycle tours. Here is our vision: Self guided motorcycle tours have existed from the very early days of motorcycle riding, always done the same way: Customers select a motorcycle, receive a map (if you are lucky, it will have a GPS fitted). The route for each day of their tour is on the map, (or GPS) and off they go, on their own or with a group of friends. But, as a vendor, there are two distinct challenges when providing a rider with a very expensive bike: 1. How to recommend great, rider inspired, routes that can be easily followed by a rider unfamiliar with the area 2. Monitor/track where assets are located so operators can better plan their business, provide necessary support, etc.. As a business owner, operators have encountered related challenges as their business growns: 1. How do they make sure all renters have the route and can safely follow it, with navigation? 2. Did the renters actually follow the plan? 3. Did they make it safe to the first point? 4. Are they going to be back on time? 5. Can the operator easily communicate with them if needed? 6. How can they contact the operator, if they need help? Well, here is where WolfPack comes to play. With the (cloud based) WolfPack Tour Operators System we plan to develop, we will be able to offer tour operators the ability to: 1. Plan trips, accurately, with way-points, points of interest etc. 2. Assign those trips to the renters, immediately, with a click of a button. 3. Track the location of each one of the groups (and each rider in the group) as they go through the tour. 4. Communicate with them, safely and easily, in case they need help or the tour operator wants to highlight a particular scenic stop 5. Gain visibility about the return time for the bikes and riders so the operator can plan maintenance and schedule availability. 6. Enhance marketing through social sharing integrated into the mobile app that includes operator marketing messages. WolfPack Central will increase renter satisfaction, vendor's visibility, quality of riding, generate a new revenue stream and streamline operations while reducing concerns by answering "Are they ok?" question, easily and immediately.

Liquidity and Capital Resources

On June 2018 the Company conducted an offering pursuant to Regulation CF and raised $61,225.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
WolfPack was founded by the CEO and Founder of ProductSavvy (www.productsavvy.com). ProductSavvy holds more than 97% of WolfPack and has used its own cash to incubate the WolfPack idea, and eventually, WolfPack was spun out into its own C-Corp entity on March 2017. Cash provided by ProductSavvy in 2017 was used for operating activities from R&D, to marketing (participating at trade shows, Social Media marketing etc). Net cash provided by ProductSavvy in 2017 was used for operating activities consisted of cash made available through the ProductSavvy funding, (taken out of the net income of ProductSavvy) so WolfPack has no debt associated with it. ProductSavvy is committed to keep supporting WolfPack operations, so, even if no seed investment will be raised, WolfPack will exist and keep operating for the next 18 months, at least. WolfPack is also looking to raise up to $2,000,000 in 2021 to increase its market share with the B2C and B2B product that has been developed. It is assumed that about

25% of the raised finances will be allocated towards development of the product while the rest will be allocated towards Marketing and growing sales.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
Pending a successful raise in 2021 (total amount we are looking to raise is up to $2,000,000) the company will be able to commit for a Capital expenditure where 25% of the raised funds shall be allocated towards development of the product (R&D) and the rest to be allocated towards: (1) Marketing of the B2C Product (to grow to at least 500,000 subscribers - assuming a full amount of $2,000,000 is raised) and (2) sales of the B2B product (upon a successful raise of at least $500,000 the company will hire a Sales Director / Sales Manager to generate WolfPack Central sales).

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jonathan Chashper
(Signature)

Jonathan Chashper
(Name)

CEO and Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A　　　　Financial Statements

<table>
<tr><td colspan="3">WOLFPACK SYSTEMS, INC.</td></tr>
<tr><td colspan="3">Balance Sheet</td></tr>
<tr><td colspan="3">As of December 31, 2020</td></tr>
<tr><td></td><td></td><td></td></tr>
<tr><td></td><td colspan="2">Total</td></tr>
<tr><td>ASSETS</td><td></td><td></td></tr>
<tr><td>　Current Assets</td><td></td><td></td></tr>
<tr><td>　　Bank Accounts</td><td></td><td></td></tr>
<tr><td>　　　300 Bank Account</td><td></td><td>1,318.64</td></tr>
<tr><td>　　　301 PayPal</td><td></td><td>0.00</td></tr>
<tr><td>　　Total Bank Accounts</td><td>$</td><td>1,318.64</td></tr>
<tr><td>　　Accounts Receivable</td><td></td><td></td></tr>
<tr><td>　　　500 Accounts Receivable (A/R)</td><td></td><td>0.00</td></tr>
<tr><td>　　Total Accounts Receivable</td><td>$</td><td>0.00</td></tr>
<tr><td>　　Other Current Assets</td><td></td><td></td></tr>
<tr><td>　　　550 Intercompany Account - AR</td><td></td><td>0.00</td></tr>
<tr><td>　　Total Other Current Assets</td><td>$</td><td>0.00</td></tr>
<tr><td>　Total Current Assets</td><td>$</td><td>1,318.64</td></tr>
<tr><td>TOTAL ASSETS</td><td>$</td><td>1,318.64</td></tr>
<tr><td>LIABILITIES AND EQUITY</td><td></td><td></td></tr>
<tr><td>　Liabilities</td><td></td><td></td></tr>
<tr><td>　　Current Liabilities</td><td></td><td></td></tr>
<tr><td>　　　Accounts Payable</td><td></td><td></td></tr>
<tr><td>　　　　600 Accounts Payable (A/P)</td><td></td><td>300.00</td></tr>
<tr><td>　　　Total Accounts Payable</td><td>$</td><td>300.00</td></tr>
<tr><td>　　　Other Current Liabilities</td><td></td><td></td></tr>
<tr><td>　　　　610 Accrued Expenses</td><td></td><td>0.00</td></tr>
<tr><td>　　　　620 Deferred Income</td><td></td><td>2,658.93</td></tr>
<tr><td>　　　　Intercompany Account - AP</td><td></td><td>12,701.18</td></tr>
<tr><td>　　　Total Other Current Liabilities</td><td>$</td><td>15,360.11</td></tr>
<tr><td>　　Total Current Liabilities</td><td>$</td><td>15,660.11</td></tr>
<tr><td>　　Long-Term Liabilities</td><td></td><td></td></tr>
<tr><td>　　　640 Note Payable</td><td></td><td>61,250.00</td></tr>
<tr><td>　　Total Long-Term Liabilities</td><td>$</td><td>61,250.00</td></tr>
<tr><td>　Total Liabilities</td><td>$</td><td>76,910.11</td></tr>
<tr><td>　Equity</td><td></td><td></td></tr>
<tr><td>　　805 Common Stocks</td><td></td><td>1,846.80</td></tr>
<tr><td>　　815 Additional paid-in capital</td><td></td><td>142,645.13</td></tr>
<tr><td>　　830 Retained Earnings</td><td></td><td>-218,612.00</td></tr>
<tr><td>　　Net Income</td><td></td><td>-1,471.40</td></tr>
<tr><td>　Total Equity</td><td>-$</td><td>75,591.47</td></tr>
<tr><td>TOTAL LIABILITIES AND EQUITY</td><td>$</td><td>1,318.64</td></tr>
<tr><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td></td></tr>
<tr><td colspan="3">Thursday, Feb 18, 2021 01:14:39 PM GMT-8 - Accrual Basis</td></tr>
</table>

EXHIBIT A

WOLFPACK SYSTEMS, INC.	
Profit and Loss	
January - December 2020	
	Total
Income	
925 Monthly Subscription Income	4,820.94
926 Recognized Revenue	1,037.93
927 Deferred Revenue	-2,658.93
Total Income	$ 3,199.94
Cost of Goods Sold	
1000 Apple Fees	468.55
1015 Google Fees	460.69
1030 PayPal Fees	33.13
Total Cost of Goods Sold	$ 962.37
Gross Profit	$ 2,237.57
Expenses	
1700 S&M Expenses	
1715 Marketing & Advertising	178.08
1720 Meals and Entertainment	8.79
1730 Printing and Postage	168.25
1800 Advertising and Promotion	150.00
Total 1700 S&M Expenses	$ 505.12
6600 R&D Expenses	241.35
8500 G&A Expenses	
8505 Bank Service Charges	334.66
8510 Dues and Subscriptions	135.00
8515 Professional Fees	25.00
8820 Computer and Internet Expenses	1,867.84
8865 State Tax	600.00
Total 8500 G&A Expenses	$ 2,962.50
Total Expenses	$ 3,708.97
Net Operating Income	-$ 1,471.40
Net Income	-$ 1,471.40

Thursday, Feb 18, 2021 01:14:13 PM GMT-8 - Accrual Basis

Financial Statements

WOLFPACK SYSTEMS, INC.
Balance Sheet
As of December 31, 2020

		Total
ASSETS		
Current Assets		
Bank Accounts		
300 Bank Account		1,318.64
301 PayPal		0.00
Total Bank Accounts	$	1,318.64
Accounts Receivable		
500 Accounts Receivable (A/R)		0.00
Total Accounts Receivable	$	0.00
Other Current Assets		
550 Intercompany Account - AR		0.00
Total Other Current Assets	$	0.00
Total Current Assets	$	1,318.64
TOTAL ASSETS	$	1,318.64
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
600 Accounts Payable (A/P)		300.00
Total Accounts Payable	$	300.00
Other Current Liabilities		
610 Accrued Expenses		0.00
620 Deferred Income		2,658.93
Intercompany Account - AP		12,701.18
Total Other Current Liabilities	$	15,360.11
Total Current Liabilities	$	15,660.11
Long-Term Liabilities		
640 Note Payable		61,250.00
Total Long-Term Liabilities	$	61,250.00
Total Liabilities	$	76,910.11
Equity		
805 Common Stocks		1,846.80
815 Additional paid-in capital		142,645.13
830 Retained Earnings		-218,612.00
Net Income		-1,471.40
Total Equity	-$	75,591.47
TOTAL LIABILITIES AND EQUITY	$	1,318.64

WOLFPACK SYSTEMS, INC.
Profit and Loss
January - December 2020

		Total
Income		
925 Monthly Subscription Income		4,820.94
926 Recognized Revenue		1,037.93
927 Deferred Revenue		-2,658.93
Total Income	$	**3,199.94**
Cost of Goods Sold		
1000 Apple Fees		468.55
1015 Google Fees		460.69
1030 PayPal Fees		33.13
Total Cost of Goods Sold	$	**962.37**
Gross Profit	$	**2,237.57**
Expenses		
1700 S&M Expenses		
1715 Marketing & Advertising		178.08
1720 Meals and Entertainment		8.79
1730 Printing and Postage		168.25
1800 Advertising and Promotion		150.00
Total 1700 S&M Expenses	$	**505.12**
6600 R&D Expenses		241.35
8500 G&A Expenses		
8505 Bank Service Charges		334.66
8510 Dues and Subscriptions		135.00
8515 Professional Fees		25.00
8820 Computer and Internet Expenses		1,867.84
8865 State Tax		600.00
Total 8500 G&A Expenses	$	**2,962.50**
Total Expenses	$	**3,708.97**
Net Operating Income	-$	**1,471.40**
Net Income	-$	**1,471.40**

This Excel file shows the PROJECTED revenues that will be generated following an A-Round Raise of $2,000,000.

Disclaimer:

This file is not intended as an offering to purchase or a solicitation of an offer to purchase any securities. It is intended for information and discussion purposes. Any offer will only be made to accredited investors and only pursuant to final offering documentation that complies with the requirements of applicable securities laws.

This Excel file shows the PROJECTED revenues that will be generated following an A-Round Raise of $2,000,000.

Disclaimer:

This file is not intended as an offering to purchase or a solicitation of an offer to purchase any securities. It is intended for information and discussion purposes. Any offer will only be made to accredited investors and only pursuant to final offering documentation that complies with the requirements of applicable securities laws.

FINANCIAL MODEL


Respondents indicate that they own
ALL
NEW
44% 42%
35% 15%
33% 17%
29% 31%
3% 4%
5% 4%

Total Market - US (# of		11,000,000	<-- Number of Registered Motorcycles as of Sep/16
Total Market - Rest of t		113,000,000	<--http://www.prnewswire.com/news-releases/world-demand-for-ice-motorcycles-to-
US: Cruisers Riders		44%	
US: Touring		35%	
US: Trikes / Roadsters		3%	
Addressable US Market	$	541,109,800	<TAM $ 1,852,273,400
Income per user / year		$19.99	fixed price (Like Rever)
Income per user / year		$59.99	
Initial Penetration (end		50,000	
Penetration at end of 2		200,000	
Owner Investment (Ca		$650,000.00	<- Self Funded
Seeking Contribution		$2,000,000.00	<- Seed Investment
Affiliate Programs Reve	$	20.00	<- Examples: Hotel Rev Share, Food, Promotions, Etc, Assuming 4 Nights a year per
Affiliate Programs Reve	$	40.00	<- Rev Sahre on meals, assume $20 per person, 20 Meals a year (10% kickback)
Subscription Rate		5%	
Yearly Growth (# of use		200%	

Cost			
COGS		30%	<- (19.99 - 30%) 30% taken off for AppStore Cost
Distributor discount		0%	
Facility Cost / Year		$15,000.00	<- Offices
SW Licenses (perpetual		$9,000.00	<- Cost of AWS ($750/m * 12)
Equipment (per Person		$1,500.00	<- Computer, Desk, etc
Marketing and BizDev (		$555,000.00	<- See Marketing Expenses, Year 1 Sheet
IP (Patents)		$0.00	
Expenses growth (Y0 a		15%	
Expenses growth (Y2 a		40%	
E & O Insurance		$10,000.00	
Legal and Accounting C	$	50,000.00	
Discount Rate		4%	<- the minimum interest rate set by the Federal Reserve for lending to other banks.

Current assets/Sales	20%
Current liabilities/Sales	10%
Net fixed assets/Sales	5%
Depreciation rate	30%
Debt/Sales	5%
Interest rate on debt	8.00%
Interest paid on cash and marketable securities	6.00%
Tax rate	30%

	Number of Customers				
	460,000	910,000	1,585,000.00	2,597,500.00	4,116,250.00
	Conversion Rate is as shown in the Rev Y1 and Rev Y2 Tabs				
Income Statement	**Y1**	**Y2**	**Y3**	**Y4**	**Y5**
Revenue from Installs ($	$ 381,683	$ 1,441,688	$ 2,613,220	$ 4,370,517	$ 11,677,439
Revenue from Partners	$ 540,000	$ 2,250,000	$ 3,375,000	$ 10,445,517	$ 20,789,939
Revenue from Central	$ 102,510	$ 681,297	$ 1,433,073	$ 2,490,258	$ 2,505,706
Revenue	**$ 1,024,193**	**$ 4,372,985**	**$ 7,421,293**	**$ 17,306,293**	**$ 34,973,085**
COGS	$ 114,505	$ 432,506	$ 783,966	$ 1,311,155	$ 3,503,232
Distributor discount	$ -	$ -	$ -	$ -	$ -
Marketing Budget (Shows, Advertising, Etc, no Sallaries)	$ 555,000	$ 832,500	$ 1,248,750	$ 1,873,125	$ 2,809,688
Management Cost	$ 169,000	$ 515,900	$ 658,240	$ 823,889	$ 906,278
R&D Cost	$ 920,000	$ 1,276,000	$ 1,815,000	$ 2,449,040	$ 3,367,430
Sales and Marketing Pe	$ 110,000	$ 210,000	$ 308,000	$ 423,500	$ 465,850
IP	$ 100,000		$ 100,000		$ 100,000
OpEx	$ 33,900	$ 50,850	$ 76,275	$ 114,413	$ 171,619
O & E Insurance	$ 10,000	$ 14,000	$ 19,600	$ 27,440	$ 38,416
Total Expenses	**$ (2,012,405)**	**$ (3,331,756)**	**$ (5,009,831)**	**$ (7,022,562)**	**$ (11,362,512)**
EBIDTA	**$ (988,212)**	**$ 1,041,229**	**$ 2,411,462**	**$ 10,283,731**	**$ 23,610,573**
Free cash flow	**$ 1,030,872**	**$ 2,003,530**	**$ 4,328,193**	**$ 11,391,738**	**$ 27,427,677**
Taxes	$ -			$ 3,085,119	$ 7,083,172
Depreciation	$ (4,122)	$ (15,570)	$ (28,223)	$ (47,202)	$ (126,116)
Interest payments on debt					
Interest earned on cash and marketable securities					
Income After Taxes	**$ (992,334)**	**$ 1,025,658**	**$ 2,383,239**	**$ 7,151,410**	**$ 16,401,285**

Year	**Y1**	**Y2**	**Y3**	**Y4**	**Y5**
Balance sheet					
Cash and marketable se	$ 1,638,582	$ 2,611,240	$ 4,935,902	$ 11,999,448	$ 28,035,387
Fixed assets (Property,	$ 19,084	$ 72,084	$ 130,661	$ 218,526	$ 583,872
At cost	$ 23,206	$ 91,777	$ 178,576	$ 313,643	$ 805,105
Accumulated deprec	$ 4,122	$ 19,692	$ 47,915	$ 95,117	$ 221,233
Net fixed assets	$ 19,084	$ 72,084	$ 130,661	$ 218,526	$ 583,872
Total assets	**$ 1,657,666**	**$ 2,683,324**	**$ 5,066,563**	**$ 12,217,974**	**$ 28,619,258**
Equity					
Capital Contirbution	$ 2,650,000				
Aqumulated Equity		$ 2,650,000	$ 2,650,000	$ 2,650,000	$ 2,650,000
Net Income	$ (992,334)	$ 1,025,658	$ 2,383,239	$ 7,151,410	$ 16,401,285
Retained earnings	$ -	$ (992,334)	$ 33,324	$ 2,416,563	$ 9,567,974
Total liabilities and equ	**$ 1,657,666**	**$ 2,683,324**	**$ 5,066,563**	**$ 12,217,974**	**$ 28,619,258**
Control	-				

Year	**Y1**	**Y2**	**Y3**	**Y4**	**Y5**
Free cash flow calculation (FCF)					
Cash at Beginning of Ye	$2,000,000.00	$ 1,030,872.10	$ 2,003,530.32	$ 4,328,192.87	$ 11,391,738.15
Profit after tax	$ (992,334.21)	$ 1,025,658.49	$ 2,383,239.13	$ 7,151,410.16	$ 16,401,284.91
Add back depreciation	$ 4,122.17	$ 15,570.23	$ 28,222.77	$ 47,201.59	$ 126,116.35
Increase in Operating cu	$ -	$ -	$ -	$ -	$ -
Add back increase in Op	$ -	$ -	$ -	$ -	$ -
Subtract increase in fixe	$ 19,084.14	$ (68,570.50)	$ (86,799.36)	$ (135,066.46)	$ (491,462.45)
Add back after-tax inter	$ -	$ -	$ -	$ -	$ -
Subtract after-tax intere	$ -	$ -	$ -	$ -	$ -
Capital Contribution					
Free cash flow	$ 1,030,872	$ 2,003,530	$ 4,328,193	$ 11,391,738	$ 27,427,677

$39,297,231.21 <-NPV

Marketing Expenses			
	# 0f Shows	Cost Per Show	
Shows	24	5000	
		120000	<- Sub Total
	# of Posts per Month	Cost Per Post	
FB Advertising	4	2500	
FB Advertising After Investment	4	$5,000	
		$240,000	<- Sub Total
	# of Posts	Cost Per Post	
PR	4	750	
		3000	<- Sub Total
	# 0f People	Cost Per Person	
Travel	4	2000	
		192000	<- Sub Total
	# of Months	Cost Per Month	
Blond 2.0 Campaign	0	$0	
		0	<- Sub Total
		$555,000	<- Total

Marketing Expenses

	# 0f Shows	Cost Per Show	
Shows	3	2000	
		6000	<- Sub Total

	# of Posts per Month	Cost Per Post	
FB Advertising	6	500	
		3000	<- Sub Total

	# of Posts	Cost Per Post	
PR	4	50	
		200	<- Sub Total

	# 0f People	Cost Per Person	
Travel	5	2000	
		10000	<- Sub Total

		19200	<-Total, Y0

Traveling Expenses Yo:

3	3000	9000	Setup Trip
2	2000	4000	Recruitment Trip
1	1500	1500	Work Trip
1	1750	1750	Work Trip
		16250	

Pro Forma Profit and Loss

		Y1		Y2		Y3		Y4		Y5
Sales	$	1,024,193	$	4,372,985	$	7,421,293	$	17,306,293	$	34,973,085
Direct Cost of Sales	$	110,000	$	210,000	$	308,000	$	423,500	$	465,850
Other	$	133,900	$	50,850	$	176,275	$	114,413	$	271,619
Total Cost of Sales	$	243,900	$	260,850	$	484,275	$	537,913	$	737,469
Gross Margin	$	780,293	$	4,112,135	$	6,937,018	$	16,768,380	$	34,235,616
Gross Margin %		76%		94%		93%		97%		98%
Expenses										
Payroll	$	1,089,000	$	1,791,900	$	2,473,240	$	3,272,929	$	4,273,708
Sales and Marketing and Other Expenses	$	555,000	$	832,500	$	1,248,750	$	1,873,125	$	2,809,688
Depreciation	$	(4,122)	$	(15,570)	$	(28,223)	$	(47,202)	$	(126,116)
Rent	$	23,400	$	35,100	$	52,650	$	78,975	$	118,463
Payroll Taxes	$	108,900	$	179,190	$	247,324	$	327,293	$	427,371
Total Operating Expenses	$	1,772,178	$	2,823,120	$	3,993,741	$	5,505,120	$	7,503,112
Profit Before Interest and Taxes	$	(988,212)	$	1,041,229	$	2,411,462	$	10,283,731	$	23,610,573
Interest Expense	$	-	$	-	$	-	$	-	$	-
Taxes Incurred	$	-	$	-	$	-	$	(3,085,119)	$	(7,083,172)
Net Profit	$	(992,334)	$	1,025,658	$	2,383,239	$	7,151,410	$	16,401,285
Net Profit/Sales		-96.89%		23.45%		32.11%		41.32%		46.90%

OpEx					
	Y1	Y2	Y3	Y4	Y5
Facility	$23,400	$35,100	$52,650	$78,975	$118,463
SW Licenses (perpetual) / Year	$9,000	$13,500	$20,250	$30,375	$45,563
Equipment (per Person)	$1,500	$2,250	$3,375	$5,063	$7,594
Sales / Marketing	$555,000	$832,500	$1,248,750	$1,873,125	$2,809,688
Total OpEx	$33,900	$50,850	$76,275	$114,413	$171,619

Expenses growth (Y0 and Y1)	50%
Expenses growth (Y2 and On)	50%
Discount Rate	4%

Personnel Plan

	Y1	Y2	Y3	Y4	Y5
CEO	$ 169,000	$ 185,900	$ 204,490	$ 224,939	$ 247,433
C / VP Level	$ 150,000	$ 330,000	$ 453,750	$ 598,950	$ 658,845
Developers	$ 720,000	$ 1,056,000	$ 1,452,000	$ 1,916,640	$ 2,635,380
QA	$ 200,000	$ 220,000	$ 363,000	$ 532,400	$ 732,050
Sales / Marketing	$ 110,000	$ 210,000	$ 308,000	$ 423,500	$ 465,850
ProfServices Eng	$ -	$ 312,000	$ 343,200	$ 566,280	$ 622,908
Total Payroll	$ 1,349,000	$ 2,313,900	$ 3,124,440	$ 4,262,709	$ 5,362,466

Total Cost (Salary)

CEO	$ 169,000	$ 185,900	$ 204,490	$ 224,939	$ 247,433
C/VP Level	$ 150,000	$ 165,000	$ 181,500	$ 199,650	$ 219,615
Developers (average)	$ 120,000	$ 132,000	$ 145,200	$ 159,720	$ 175,692
QA (average)	$ 100,000	$ 110,000	$ 121,000	$ 133,100	$ 146,410
Sales / Marketing	$ 55,000	$ 70,000	$ 77,000	$ 84,700	$ 93,170
ProfServices Eng	$ -	$ 156,000	$ 171,600	$ 188,760	$ 207,636

10% Average Salary Growth

Salary Info is generated through Salary.com (Jul 10)

57600

	Y1	Y2	Y3	Y4	Y5
CEO	1	1	1	1	1
C / VP Level	1	2	2.5	3	3
Developers	6	8	10	12	15
QA	2	2	3	4	5
Sales / Marketing	2	3	4	5	5
Data Scientist	1	2	2	3	3
Total People	13	18	22.5	28	32



Team Structure
# of People
35
30
25
20
15
10
5
0
1
2
3
4
5
Year
Data Scientist
Sales / Marketing
QA
Developers
#REF!
C / VP Level
CEO

Pro Forma Cash Flow

Cash Received		Y1		Y2		Y3		Y4		Y5
Cash from Operations	$	1,024,193	$	4,372,985	$	7,421,293	$	17,306,293	$	34,973,085
Cash (Other)	$	-	$	-	$	-	$	-	$	-
Subtotal Cash from Operations	**$**	**1,024,193**	**$**	**4,372,985**	**$**	**7,421,293**	**$**	**17,306,293**	**$**	**34,973,085**
Expenditures		**Y1**		**Y2**		**Y3**		**Y4**		**Y5**
Expenditures from Operations										
Marketing	$	555,000	$	832,500	$	1,248,750	$	1,873,125	$	2,809,688
Management Cost	$	169,000	$	515,900	$	658,240	$	823,889	$	906,278
R&D	$	920,000	$	1,276,000	$	1,815,000	$	2,449,040	$	3,367,430
Profesional Services	$	110,000	$	210,000	$	308,000	$	423,500	$	465,850
OpEx	$	33,900	$	50,850	$	76,275	$	114,413	$	171,619
Bill Payments (Debt)	$	-	$	-	$	-	$	-	$	-
Taxes	$	-	$	-	$	-	$	3,085,119	$	7,083,172
Subtotal Spent on Operations	**$**	**1,787,900**	**$**	**2,885,250**	**$**	**4,106,265**	**$**	**8,769,086**	**$**	**14,804,036**
Additional Cash Spent										
IP	$	100,000	$	-	$	100,000	$	-	$	100,000
Depreciation	$	4,122	$	15,570	$	28,223	$	47,202	$	126,116
Subtotal Cash Spent	**$**	**1,892,022**	**$**	**2,900,820**	**$**	**4,234,488**	**$**	**8,816,287**	**$**	**15,030,152**
Net Cash Flow	**$**	**(867,829)**	**$**	**1,472,165**	**$**	**3,186,805**	**$**	**8,490,005**	**$**	**19,942,933**
Cash Balance	$	(867,829)	$	604,336	$	3,791,141	$	12,281,146	$	32,224,079

Y1

		M1	M2	M3	M4	M5	M6	M7	M8	M8	M10	M11	M12	Total Revenue
Mnthly Marketing Spend	$30,000													
Monthly Growth		30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	
Cumulative users		130,000	160,000	190,000	220,000	250,000	280,000	310,000	340,000	370,000	400,000	430,000	460,000	
# of subscribers	2.0%	2,340	2,880	3,420	3,960	4,500	5,040	5,580	6,120	6,660	7,200	7,740	8,280	
Rev Per Month		14,016.60	17,251.20	20,485.80	23,720.40	26,955.00	30,189.60	33,424.20	36,658.80	39,893.40	43,128.00	46,362.60	49,597.20	381,682.80
Rev Per Month (Aff)		45,000.00	45,000.00	45,000.00	45,000.00	45,000.00	45,000.00	45,000.00	45,000.00	45,000.00	45,000.00	45,000.00	45,000.00	540,000.00

Known Stats

Coast of Acquisition per User $1.00
Invites by friends (Actual Stat)   50%

Assumptions

1. Investment received by Sep 1st.

$15,000 a month will be used for User Acqusition through FaceBook.

$40,000 ($6,500 a month) will be used for a PR Campaign to augment the FaceBook Campaign $15,000

2. Current lavel of conversion is 1.4%. We assume that level of conversion to be the same till end of year.
3. Affiliation / Rev Share Program
-- 5% Rev Share -- Hotels (Assume $100 per night on average, for a user, per year, assuming 5 nights booked a Year) $ -
-- 10% Rev Share - from Afiliate Programs $ 150.00

4. Monthly Conversion from Basic to Premium   2.00%
5. Rev Per User a Month   5.99
6. Rev Per User a Month (Aff)   12.5
7. Aff Converstion Rate   1.00%
8. Month over month retention rate   90.0%

Rev from Affiliates by Year **Y2**

		M1	M2	M3	M4	M5	M6	M7	M8	M9	M10	M11	M12
Monthly Marketing Spend	$30,000												
Monthly Growth - Users		37,500.00	37,500.00	37,500.00	37,500.00	37,500.00	37,500.00	37,500.00	37,500.00	37,500.00	37,500.00	37,500.00	37,500.00
# of cumulative users		497,500.00	535,000.00	572,500.00	610,000.00	647,500.00	685,000.00	722,500.00	760,000.00	797,500.00	835,000.00	872,500.00	910,000.00
% of subsciption	3%	14,925	16,050	17,175	18,300	19,425	20,550	21,675	22,800	23,925	25,050	26,175	27,300
Rev Per User a Month	5.99	84,930.71	91,332.53	97,734.34	104,136.15	110,537.96	116,939.78	123,341.59	129,743.40	136,145.21	142,547.03	148,948.84	155,350.65
Rev through Affiliation Month	$ 150.00	*112,500.00*	*112,500.00*	*112,500.00*	*112,500.00*	*112,500.00*	*112,500.00*	*112,500.00*	*112,500.00*	*112,500.00*	*112,500.00*	*112,500.00*	*112,500.00*
Rev through Hotel Affiliation a Month	$ 20.00	75,000.00	75,000.00	75,000.00	75,000.00	75,000.00	75,000.00	75,000.00	75,000.00	75,000.00	75,000.00	75,000.00	75,000.00

Rev from Affiliates by Year **Y3**

		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Monthly Marketing Spend	$ 45,000.00												
Monthly Growth - Users		56,250.00	56,250.00	56,250.00	56,250.00	56,250.00	56,250.00	56,250.00	56,250.00	56,250.00	56,250.00	56,250.00	56,250.00
# of cumulative users		966,250.00	1,022,500.00	1,078,750.00	1,135,000.00	1,191,250.00	1,247,500.00	1,303,750.00	1,360,000.00	1,416,250.00	1,472,500.00	1,528,750.00	1,585,000.00
% of subsciption	3%	27,538.13	29,141.25	30,744.38	32,347.50	33,950.63	35,553.75	37,156.88	38,760.00	40,363.13	41,966.25	43,569.38	45,172.50
Rev Per User a Month	5.99	164,953.37	174,556.09	184,158.81	193,761.53	203,364.24	212,966.96	222,569.68	232,172.40	241,775.12	251,377.84	260,980.56	270,583.28
Per Per User a Month (Aff)	$ 150.00	*168,750.00*	*168,750.00*	*168,750.00*	*168,750.00*	*168,750.00*	*168,750.00*	*168,750.00*	*168,750.00*	*168,750.00*	*168,750.00*	*168,750.00*	*168,750.00*
Rev through Hotel Affiliation a Month	$ 20.00	112,500.00	112,500.00	112,500.00	112,500.00	112,500.00	112,500.00	112,500.00	112,500.00	112,500.00	112,500.00	112,500.00	112,500.00

Rev from Affiliates by Year **Y4**

		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Monthly Marketing Spend	$ 67,500.00												
Monthly Growth - Users		84,375	84,375	84,375	84,375	84,375	84,375	84,375	84,375	84,375	84,375	84,375	84,375
# of cumulative users		1,669,375	1,753,750	1,838,125	1,922,500	2,006,875	2,091,250	2,175,625	2,260,000	2,344,375	2,428,750	2,513,125	2,597,500
% of subsciption	3%	47,577.19	49,981.88	52,386.56	54,791.25	57,195.94	59,600.63	62,005.31	64,410.00	66,814.69	69,219.38	71,624.06	74,028.75
Rev Per User a Month	5.99	284,987.35	299,391.43	313,795.51	328,199.59	342,603.67	357,007.74	371,411.82	385,815.90	400,219.98	414,624.06	429,028.13	443,432.21
Per Per User a Month (Aff)	$ 150.00	*253,125.00*	*253,125.00*	*253,125.00*	*253,125.00*	*253,125.00*	*253,125.00*	*253,125.00*	*253,125.00*	*253,125.00*	*253,125.00*	*253,125.00*	*253,125.00*
Rev through Hotel Affiliation a Month	$ 20.00	168,750.00	168,750.00	168,750.00	168,750.00	168,750.00	168,750.00	168,750.00	168,750.00	168,750.00	168,750.00	168,750.00	168,750.00

Rev from Affiliates by Year **Y5**

Monthly Marketing Spend	$ 101,250.00	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Monthly Growth - Users		126,563	126,563	126,563	126,563	126,563	126,563	126,563	126,563	126,563	126,563	126,563	126,563
# of cumulative users		2,724,063	2,850,625	2,977,188	3,103,750	3,230,313	3,356,875	3,483,438	3,610,000	3,736,563	3,863,125	3,989,688	4,116,250
% of subsciption	5%	129,392.97	135,404.69	141,416.41	147,428.13	153,439.84	159,451.56	165,463.28	171,475.00	177,486.72	183,498.44	189,510.16	195,521.88
Rev Per User a Month	5.99	775,063.88	811,074.08	847,084.27	883,094.47	919,104.66	955,114.86	991,125.05	1,027,135.25	1,063,145.45	1,099,155.64	1,135,165.84	1,171,176.03
Per Per User a Month (Aff)	$ 150.00	*379,687.50*	*379,687.50*	*379,687.50*	*379,687.50*	*379,687.50*	*379,687.50*	*379,687.50*	*379,687.50*	*379,687.50*	*379,687.50*	*379,687.50*	*379,687.50*
Rev through Hotel Affiliation a Month	$ 20.00	253,125.00	253,125.00	253,125.00	253,125.00	253,125.00	253,125.00	253,125.00	253,125.00	253,125.00	253,125.00	253,125.00	253,125.00

Known Stats

Coast of Acquisition per User $0.80
Invites by friends (Actual Stat) 50%

Assumptions

1. Investment received. $30,000
2. Current level of conversion is 1.4%. We assume that level of conversion to be the same till end of year.
3. Affiliation / Rev Share Program
-- 10% Rev Share -- Hotels (Assume $100 per night on average, for a user, per year, assuming 5 nights booked a Year) $ 20.00
-- 10% Rev Share - (Assume 5 – 15% on average, Assume lunch every ride, with 8 rides a year per user) $ 150.00

4. Monthly Conversion from Basic to Premium 2.00%
5. Budget Growth for User Acquisition, Year over Year 50%
6. Retention rate of users 95.0%
7. Aff Converstion Rate 2.00%
8. Hotel Aff Conversion Rate 10%

WolfPack Central Revenue - "What If" Example

Product Mix	Cost	Y1	Y2 and On
Starter	$ 80.00	40%	25%
Basic	$ 240.00	40%	30%
Medium	$ 499.00	20%	30%
Large	$ 999.00	0%	15%

Y1

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	
Monthly Growth - Users		5	5	5	5	5	5	5	5	5	5	5	
Number of Subscribers	10	15	20	25	30	35	40	45	50	55	60	65	
Rev Per Month	2,278.00	3,417.00	4,556.00	5,695.00	6,834.00	7,973.00	9,112.00	10,251.00	11,390.00	12,529.00	13,668.00	14,807.00	102,510.00

Y2

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	
Monthly Growth - Users	10	10	10	10	15	15	15	15	15	15	15	15	
Number of Subscribers	75	85	95	105	120	135	150	165	180	195	210	225	
Rev Per Month	29,366.25	33,281.75	37,197.25	41,112.75	46,986.00	52,859.25	58,732.50	64,605.75	70,479.00	76,352.25	82,225.50	88,098.75	681,297.00

Y3

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	
Monthly Growth - Users	10	10	10	10	15	15	15	15	15	15	15	15	
Number of Subscribers	235	245	255	265	280	295	310	325	340	355	370	385	
Rev Per Month	92,014.25	95,929.75	99,845.25	103,760.75	109,634.00	115,507.25	121,380.50	127,253.75	133,127.00	139,000.25	144,873.50	150,746.75	1,433,073.00

Y4

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	
Monthly Growth - Users	20	20	20	20	25	25	25	25	25	25	25	25	
Number of Subscribers	405	425	445	465	490	515	540	565	590	615	640	665	
Rev Per Month	158,577.75	166,408.75	174,239.75	182,070.75	191,859.50	201,648.25	211,437.00	221,225.75	231,014.50	240,803.25	250,592.00	260,380.75	2,490,258.00

Y5

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	
Monthly Growth - Users	30	30	30	30	35	35	35	35	35	35	35	35	
Number of Subscribers	695	725	755	785	820	855	890	925	960	995	1030	1065	
Rev Per Month	272,127.25	165,155.00	171,989.00	178,823.00	186,796.00	194,769.00	202,742.00	210,715.00	218,688.00	226,661.00	234,634.00	242,607.00	2,505,706.25